EXHIBIT 99.2
                                                                    ------------
                            CORAL GOLD RESOURCES LTD.
                        Suite 400 - 455 Granville Street
                             Vancouver, B.C. V6C 1T1
                            Telephone: (604) 682-3701
                               Fax: (604) 682-3600
                                www.coralgold.com
                                -----------------
                                ir@coralgold.com

December 1, 2004                              Trading Symbols: TSX Venture - CGR
                                                               US;OTC.BB - CGREF


                                  NEWS RELEASE
                                  ------------

Coral Gold Resources Ltd. has granted incentive stock options for the purchase of up to 412,900 shares at a price of $1.70 per share exercisable on or before December 1, 2009, to directors, officers, employees and consultants of the Company.

The options are subject to a stock option plan.

ON BEHALF OF THE BOARD OF DIRECTORS

s/"Matt Wayrynen"

Matt Wayrynen


THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR
                    THE ADEQUACY OR ACCURACY OF THIS RELEASE.